Exhibit (d)(4)

SONICWALL	1998 Stock Option Plan

Certificate of Stock Option Grant

Granted to:	This stock option was granted to you on by SonicWALL, Inc.. The stock option price is the FMV on the date of grant, which was
Social Security Number:
Employee ID:
Option to Purchase: shares
Type of Stock Option:

Grant Number:
Grant Date:
Grant Expiration Date:
Grant Price:

Vesting Schedule
Vesting Start Date:

Date of Vest	Shares Vesting	Vesting in Period	Last Date to	[SONICWALL LOGO]
	Over the Period	Occurs	Exercise

Authorized by:

SONIC SYSTEMS, INC.

STOCK OPTION
ACCEPTANCE LETTER

We are pleased to notify you that Sonic Systems, Inc., a California company, hereby grants to you an option to purchase all or any part of shares of the Common Stock of the Company as an Incentive Stock Option, as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the “Code”), under the Sonic Systems, Inc. 1998 Stock Option Plan (the “Plan”).

This option cannot be exercised, unless you first accept the parameters listed below. Your obligation to purchase shares can arise only when you exercise this option in the manner set forth in Section 1 below.

THIS OPTION IS SUBJECT TO AND MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE EXPRESS TERMS AND CONDITIONS OF THE PLAN. ONLY CERTAIN PROVISIONS OF THE PLAN ARE SUMMARIZED IN THIS LETTER.

1.    Term of Option and Exercise of Option. Subject to the provisions of the Plan and the terms and conditions of this Acceptance Letter, this option shall vest as listed on the first portion of the Grant Agreements section of this website, and may be exercised by you during a period of ten (10) years from the Grant.

   Any portion of the options that you do not exercise shall accumulate and can be exercised by you in accordance with the terms hereof at any time prior to the expiration of ten (10) years from the Grant Date. Optioned Shares may not be exercised unless and until they have vested.

2.    Termination of Employment. If your employment with the Company is terminated for any reason other than death or disability, this option must be exercised within three (3) months of such event to the extent that it was vested on the date of termination. If this option is not so exercised within the three (3) month period, then unless at the time such employment is terminated, you are disabled or become deceased under the terms of Section 3 below, all rights to exercise this option as to the vested shares shall lapse. Any vested shares which you do not exercise within the applicable time limit (as well as any unvested Optioned Shares) shall be returned to the Company’s option pool of ungranted Plan shares and may thereafter be regranted by the Company pursuant to the terms of the Plan. In no event, however, may this option be exercised after ten (10) years from the Grant Date. If you are granted a leave of absence, you shall be deemed to be in the employ of the Company, except that you may not exercise an option during such leave of absence.

3.    Death or Disability. If you die or are disabled while employed by the Company, this option may be exercised in whole or in part by the duly authorized executor of your last Will or by the duly authorized administrator or special administrator of your estate, as the case may be, within six (6) months after such death or disability event, to the extent that the option was vested on the date of your death or disability, but in no event may this option be exercised after ten (10) years from the Grant Date. Your estate shall mean yourself or your legal representative or any person who acquires the right to exercise an option, as the case may be, by reason of your death or disability.

4.    Nontransferability of Option. This option shall not be transferable, except by Will or the laws of descent and distribution, and this option may be exercised during your lifetime only by you. Any purported transfer or assignment of this option shall be void and of no effect, and shall give the Company the right to terminate this option as of the date of such purported transfer or assignment.

5.    Method of Exercise. This option may be exercised with respect to all or any part of any vested options as follows:

  (a)    By giving the Company or AST StockPlan written notice of such exercise, specifying the number of shares as to which this option is exercised and accompanied by cash, check, bank draft, or money order payable to the order of the Company for an amount in lawful money of the United States equal to the Exercise Price multiplied by the number of shares purchased; and

  (b)    By executing your Stock Restriction Agreement attached as Exhibit A to the Plan.

  Optionee acknowledges that no shares subject to an option shall be issued except in accordance with the Stock Restriction Agreement, regardless of whether such Agreement has been executed by Optionee.

  As soon as practical after receipt of such notice, the Company shall transfer and deliver thereto at the office of the Company, or such other place as may be mutually agreeable, a certificate or certificates for such shares of its common stock; provided, however, that the time of such delivery may be postponed by the Company for such period as may be required to comply with applicable registration requirements under the Securities Act of 1933, as amended, any applicable listing requirements of any national securities exchange, and requirements under any other laws or regulations applicable to the issuance or transfer of such shares. If you fail to accept delivery of all or any part of the shares specified in your Notice upon tender of delivery, your right to purchase said shares may be terminated by the Company at its election and within its sole discretion.

6.    Adjustments Upon Changes in Capitalization. In the event of any change in the outstanding Common Stock of the Company by reason of stock dividends, recapitalization, mergers, consolidations, split-up, combinations or exchanges of shares or the like, the aggregate number or class of shares subject to this option immediately prior to such event shall be appropriately adjusted by the Board of Directors in accordance with the terms of the Plan, and such adjustment shall be conclusive.

7.    Tax Status. Incentive stock options granted pursuant to the Plan are intended to result in favorable tax treatment under Section 422A of the Code. Your treatment of shares purchased pursuant to the exercise of the option thereafter may have significant tax consequences. You may wish to consult your tax advisor with respect to the tax consequences to you upon exercise of the option or sale of the stock that you acquire pursuant to this option.

8.    Financial Reports. The Company shall provide financial and other information regarding the Company, on an annual or more frequent basis, to each individual holding an outstanding option under the Plan, as required pursuant to Section 260.140.46.2 of Title 10, California Code of Regulations.

COMPANY:
SONIC SYSTEMS, INC.,
a California corporation